AQUILA INVESTMENT MANAGEMENT LLC.

February 16, 2017

Board of Trustees
Aquila Municipal Trust
120 West 45th Street
Suite 3600
New York, NY 10036

Re:  Aquila Tax-Free Fund For Utah

Dear Trustees:

As you are aware, since the inception of Aquila Tax-Free Fund For Utah (the "Fund"), Aquila Management Corporation and now Aquila Investment  Management  LLC,  has sought to continually provide the Fund's shareholders with a competitive return.  To accomplish this, we have voluntarily and/or contractually waived our fees and, in the past, reimbursed  the majority of the Fund's expenses.

This letter serves to notify you that Aquila Investment  Management LLC contractually agrees to waive fees and/or reimburse expenses to the extent necessary to limit the Fund's total operating expenses for the Class A Shares to 0.84 of 1% (with similar caps for the other share classes) for the period ending on September 30, 2018. This cap is below the Product Category for Expenses average expense ratio of 0.85 of 1% used JDL Consultants, LLC in connection with their 2016 15(c) consultative services.

                                 Sincerely,

                                 /s/  Diana P. Herrmann
                                 Diana P. Herrmann
                                 President and Chief Executive Officer

120 West 45th Street, Suite3600  I  New York. NY 10036   I    T:212-697-6666   I    F:212-687-5373